Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Jaguar Mining Announces a 72% Increase to Gold Resources

     Total Measured and Indicated Resources now at 6.0 Million Ounces

     JAG - TSX/NYSE

     CONCORD, NH, Dec. 7 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the
"Company") (JAG: TSX/NYSE) announced today that it has filed on SEDAR a
National Instrument ("NI") 43-101 statement of resources technical report on its newly acquired Gurupi Project in Northern Brazil. The technical report was prepared by Pincock Allen & Holt and states the following mineral resource information for the Gurupi Project:

     <<
     -------------------------------------------------------------------------
     GURUPI   RESOURCES (tonnages in metric tonnes and grades in grams/tonne)
     -------------------------------------------------------------------------
             Measured g/t  Indicated  g/t   Measured +  g/t     Inferred  g/t
                (t)           (t)         Indicated (t)            (t)
     -------------------------------------------------------------------------
     Cipoeiro    -     -  49,407,050  1.17  49,407,050  1.17   6,813,170  1.10
     -------------------------------------------------------------------------
     Chega Tudo  -     -  20,752,902  1.00  20,752,902  1.00  12,007,998  0.98
     -------------------------------------------------------------------------
          Total  -     -  70,159,952  1.12  70,159,952  1.12  18,821,168  1.02
     -------------------------------------------------------------------------

     --------------------------------
     GURUPI           RESOURCES
                     (ounces Au)
     --------------------------------
                 Measured +  Inferred
                  Indicated
     --------------------------------
     Cipoeiro     1,852,367   240,980
     --------------------------------
     Chega Tudo     663,959   377,615
     --------------------------------
          Total   2,516,326   618,595
     --------------------------------
     >>

     As previously announced, Jaguar's team is working with AMEC plc on a feasibility study for the Gurupi Project, which is expected to be completed during Q1 2010.
     Incorporating the new mineral resources for the Gurupi Project to
Jaguar's mineral resource estimates for its properties in Minas Gerais,
Brazil, as filed earlier this year, Jaguar's measured and indicated ("M&I")
gold resources now total approximately 95,233,340 tonnes at an average grade of 1.97 grams per tonne totalling approximately 6,035,000 ounces. Inferred resources are estimated at approximately 26,072,000 tonnes at an average grade of 2.08 grams per tonne totalling approximately 1,744,000 ounces. The increase in M&I and inferred ounces over the Company's previously filed statement rose
72% and 55%, respectively.
     In Q3 2009, the reported run-of-mine (ROM) grades from Jaguar's underground operations averaged 4.37 g/t. Management expects the ROM grades from the ongoing Gurupi feasibility study, which will be an open pit design, are likely to be higher than the resource grades shown herein for the Gurupi
Project.
     Jaguar's new summary of estimated mineral resources is presented below.

     <<
     -------------------------------------------------------------------------
                                     RESOURCES (tonnages in metric tonnes and
                                               grades in grams/tonne)
     -------------------------------------------------------------------------
                                    Measured (t)    g/t  Indicated (t)    g/t
     -------------------------------------------------------------------------
     Northern Brazil
     -------------------------------------------------------------------------
     Gurupi
     -------------------------------------------------------------------------
     Cipoeiro(6)                              -       -    49,407,050    1.17
     -------------------------------------------------------------------------
     Chega Tudo(6)                            -       -    20,752,902    1.00
     -------------------------------------------------------------------------
       Total Northern Brazil                  -       -    70,159,952    1.12
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Southern Brazil
     -------------------------------------------------------------------------
     Sabara
     -------------------------------------------------------------------------
     Sabara                             677,230    1.72       245,970    1.48
     -------------------------------------------------------------------------
     Other(1)                           518,900    5.56       704,300    5.40
     -------------------------------------------------------------------------
                       Total          1,196,130    3.39       950,270    4.39
     -------------------------------------------------------------------------
     Paciencia
     -------------------------------------------------------------------------
     Santa Isabel(2)                  2,200,600    3.91     2,566,300    3.13
     -------------------------------------------------------------------------
     Other(1)                         1,642,000    3.68     1,567,000    3.97
     -------------------------------------------------------------------------
                       Total          3,842,600    3.81     4,133,300    3.45
     -------------------------------------------------------------------------
     Caete Project
     -------------------------------------------------------------------------
     Pilar(3)                         1,355,400    5.71     1,249,200    5.73
     -------------------------------------------------------------------------
     Roca Grande(3)                   3,340,200    3.30     3,396,600    4.59
     -------------------------------------------------------------------------
                       Total          4,695,600    4.00     4,645,800    4.90
     -------------------------------------------------------------------------
     Turmalina
     -------------------------------------------------------------------------
     Faina and Pontal(4)                339,600    5.64     1,191,000    5.70
     -------------------------------------------------------------------------
     Ore Bodies A and B                 340,200    6.13     2,124,200    6.89
     -------------------------------------------------------------------------
     Ore Body C(5)                      516,180    3.52     1,098,510    3.23
     -------------------------------------------------------------------------
                       Total          1,195,980    4.31     4,413,710    5.90
     -------------------------------------------------------------------------
       Total Southern Brazil         10,930,310    3.96    14,143,080    4.68
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                     RESOURCES (tonnages in metric tonnes and
                                               grades in grams/tonne)
     -------------------------------------------------------------------------
                                     Measured +
                                   Indicated (t)    g/t   Inferred (t)    g/t
     -------------------------------------------------------------------------
     Northern Brazil
     -------------------------------------------------------------------------
     Gurupi
     -------------------------------------------------------------------------
     Cipoeiro(6)                     49,407,050    1.17     6,813,170    1.10
     -------------------------------------------------------------------------
     Chega Tudo(6)                   20,752,902    1.00    12,007,998    0.98
     -------------------------------------------------------------------------
       Total Northern Brazil         70,159,952    1.12    18,821,168    1.02
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Southern Brazil
     -------------------------------------------------------------------------
     Sabara
     -------------------------------------------------------------------------
     Sabara                             923,200    1.66       439,000    2.24
     -------------------------------------------------------------------------
     Other(1)                         1,223,200    5.47       830,000    3.91
     -------------------------------------------------------------------------
                       Total          2,146,400    3.83     1,269,000    3.33
     -------------------------------------------------------------------------
     Paciencia
     -------------------------------------------------------------------------
     Santa Isabel(2)                  4,766,900    3.49       856,710    2.90
     -------------------------------------------------------------------------
     Other(1)                         3,209,000    3.82       500,000    5.00
     -------------------------------------------------------------------------
                       Total          7,975,900    3.62     1,356,710    3.67
     -------------------------------------------------------------------------
     Caete Project
     -------------------------------------------------------------------------
     Pilar(3)                         2,604,600    5.72     1,620,600    6.59
     -------------------------------------------------------------------------
     Roca Grande(3)                   6,736,800    3.95     1,377,260    4.43
     -------------------------------------------------------------------------
                       Total          9,341,400    4.44     2,997,860    5.60
     -------------------------------------------------------------------------
     Turmalina
     -------------------------------------------------------------------------
     Faina and Pontal(4)              1,530,600    5.69       120,000    5.70
     -------------------------------------------------------------------------
     Ore Bodies A and B               2,464,400    6.79     1,027,280    6.39
     -------------------------------------------------------------------------
     Ore Body C(5)                    1,614,690    3.32       479,740    3.70
     -------------------------------------------------------------------------
                       Total          5,609,690    5.58     1,627,020    5.55
     -------------------------------------------------------------------------
       Total Southern Brazil          25,073,390   4.36     7,250,590    4.83
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     TOTAL IN SITU RESOURCES          95,233,342   1.97    26,071,758    2.08
     -------------------------------------------------------------------------

     ------------------------------------------------------
                                      RESOURCES (ounces Au)
     ------------------------------------------------------
                                      Measured +
                                       Indicated   Inferred
     ------------------------------------------------------
     Northern Brazil
     ------------------------------------------------------
     Gurupi
     ------------------------------------------------------
     Cipoeiro(6)                       1,852,367    240,980
     ------------------------------------------------------
     Chega Tudo(6)                       663,959    377,615
     ------------------------------------------------------
       Total Northern Brazil           2,516,326    618,595
     ------------------------------------------------------

     ------------------------------------------------------
     Southern Brazil
     ------------------------------------------------------
     Sabara
     ------------------------------------------------------
     Sabara                               49,160     31,620
     ------------------------------------------------------
     Other(1)                            215,060    104,350
     ------------------------------------------------------
                       Total             264,220    135,970
     ------------------------------------------------------
     Paciencia
     ------------------------------------------------------
     Santa Isabel(2)                     534,950     79,890
     ------------------------------------------------------
     Other(1)                            394,330     80,390
     ------------------------------------------------------
                       Total             929,280    160,280
     ------------------------------------------------------
     Caete Project
     ------------------------------------------------------
     Pilar(3)                            479,010    343,400
     ------------------------------------------------------
     Roca Grande(3)                      855,730    196,180
     ------------------------------------------------------
                       Total           1,334,740    539,580
     ------------------------------------------------------
     Turmalina
     ------------------------------------------------------
     Faina and Pontal(4)                 279,870     22,000
     ------------------------------------------------------
     Ore Bodies A and B                  537,660    211,070
     ------------------------------------------------------
     Ore Body C(5)                       172,510     57,080
     ------------------------------------------------------
                       Total             990,040    290,150
     ------------------------------------------------------
       Total Southern Brazil           3,518,280  1,125,980
     ------------------------------------------------------

     ------------------------------------------------------
     TOTAL IN SITU RESOURCES           6,034,606  1,744,575
     ------------------------------------------------------
     >>

     Notes: Some columns and rows may not total due to rounding. Slight differences in the conversion of grams to ounces reflect operational differences in the number of significant decimal places used.

     <<
     (1) TechnoMine NI 43-101 Technical Report on the Quadrilatero Gold
         Project filed on SEDAR on December 20, 2004.
     (2) TechnoMine NI 43-101 Feasibility Study on the Paciencia Gold Project
         filed on SEDAR on August 9, 2007.
     (3) TechnoMine NI 43-101 Feasibility Study on the Caete Gold Project
         filed on SEDAR on September 17, 2008.
     (4) TechnoMine NI 43-101 Technical Report on the Turmalina Gold Project
         filed on SEDAR on December 20, 2004.
     (5) TechnoMine NI 43-101 Feasibility Study on the Turmalina Expansion
         Project filed on SEDAR on September 11, 2008.
     (6) Pincock Allen & Holt NI 43-101 Technical Report on the Gurupi Project
         filed on SEDAR on December 4, 2009.
     >>

     The mineral resource estimates disclosed herein in connection with
Sabara, Turmalina, Paciencia and Caete were reviewed by Ivan C. Machado,
M.Sc., P.E., P.Eng., Principal of Salt Lake City based TechnoMine Services,
LLC. Mr. Machado serves as Jaguar's independent Qualified Person in accordance with NI 43-101. The mineral resource estimates disclosed herein in connection with the Gurupi Project were reviewed by Jeremy L. Clark and Barton G. Stone,
C.P.G. of Pincock Allen & Holt. Mr. Clark and Mr. Stone both serve as Jaguar's independent Qualified Persons in accordance with NI 43-101.

     NOTICE OF UPCOMING EVENTS

     The Company will hold two important meetings in early 2010, which qualified individuals may want to consider attending. These are:

     <<
     A. January 19, 2010: Jaguar will hold an analyst meeting at the
        Intercontinental Hotel in Toronto and,
     B. April 13-16, 2010: Tour of Jaguar's operations in Belo Horizonte,
        Brazil.
     >>

     Additional details will be forthcoming on these two events in the weeks ahead. If you would like more information, please contact the individuals noted below.

     ABOUT JAGUAR MINING

     Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and has plans to develop the Gurupi Project in northern Brazil in the state of
Maranhao. Jaguar is actively exploring and developing additional mineral resources at its approximate 575,000-acre land base in Brazil. The Company has no gold hedges in place thereby providing the leverage to gold prices directly to its investors. Additional information is available on the Company's website at www.jaguarmining.com.

     Forward Looking Statements

     This press release contains forward-looking statements, within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and
applicable Canadian securities laws, relating to the completion of the Gurupi
Project feasibility study in Q1 2010, the Company's plan to develop the Gurupi
Project and management's expectation that the ROM grades from the ongoing
Gurupi feasibility study are likely higher than the resource grades shown in the tables presented in this press release. These forward-looking statements can be identified by the use of the words "expects" and "plans".
Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the forward-looking statements.
     These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.
     These forward-looking statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company's views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion other than as required by law.

     %CIK: 0001333849

     /For further information: Investors and analysts: Bob Zwerneman, Vice
President Corporate Development and Director of Investor Relations, (603)
224-4800, bobz(at)jaguarmining.com; Media inquiries: Valeria Rezende DioDato,
Director of Communication, (603) 224-4800, valeria(at)jaguarmining.com/
     (JAG.NT. JAG JAG.)

CO:  Jaguar Mining Inc.

CNW 07:00e 07-DEC-09